G MEDICAL INNOVATIONS HOLDINGS LTD.

5 Oppenheimer St.

Rehovot 7670105, Israel

October 29, 2020

Via EDGAR

Tim Buchmiller

Jason L. Drory

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	G Medical Innovations Holdings Ltd. (the “Company,” “we,” “our” and similar terminology)
Amendment No. 2 to Registration Statement on Form F-1
Filed October 28, 2020
File No. 333-249182

Dear Sirs:

The purpose of this letter is to respond to the comment letter of October 28, 2020 received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above mentioned amended registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. On October 29, 2020, we filed amendment No. 3 to the Company’s registration statement on Form F-1 incorporating changes based on your comments (the “Amended Form F-1”). Page references in our responses are to the Amended Form F-1.

Amendment No. 1 to Registration Statement on Form F-1

Prospectus Summary Our Company, page 1

1. We note your revised disclosures provided in response to comment one and have the following additional comments:

●	Please remove your reference to your statement that you experienced a significant increase in profitability. In this regard, we note that you are not currently profitable; and

●	Your disclosure indicates that “…your plan is for such growth in revenue to continue…” Please revise this disclosure in light of your decline in 2020 revenues as compare to 2019. In this regard, please address decline in growth for the six months ended June 30, 2020 as compared to the same period in 2019 and the apparent decline in year over year revenues based on an estimated annualized amount for the year ended December 31, 2020 as compared to the year ended December 31, 2019.

Address this comment as it relates to the similar disclosure you present in the Business section on page 58.

Response: We have removed the references to profitability and continued growth in response to the Staff’s comment. We have also revised our disclosure on pages 1 and 58 to address the decline in growth for the six months ended June 30, 2020, as compared to the same period in 2019, which was mainly due to the effects of COVID-19.

Exhibits

2. We note the revisions to the opinion in response to prior comment four.  However, we continue to note the similar assumptions that remain in the “Opinions” paragraph.  For example, we note the opinion continues to assume, or be conditioned on, that the Share Capital Reorganisation has been duly completed, that the Shareholder Resolutions havebeen duly adopted, that the IPO Memorandum and Articles have been duly adopted andare effective, and that the board of directors has taken all necessary corporate action to approve the issuance of the securities, the terms of the offering thereof and related matters.  Please file an opinion that does not assume away corporate actions that appear tobe necessary to authorize the issuance of the securities being offered.

Response: We have included a revised 5.1 opinion in our Amended Form F-1.

*    *    *

If you have any questions or require additional information, please call our attorney David Huberman at (332) 208-9012, of Sullivan & Worcester LLP.

Sincerely,

G MEDICAL INNOVATIONS HOLDINGS LTD.

By:	/s/ Dr. Yacov Geva
Chief Executive Officer

cc:	Jeanne Bennett
Jeanne Baker